Exhibit 17.1

To: Secretary of Lipid Sciences, Inc.

I hereby resign as a director of Lipid Sciences, Inc., effectively immediately preceding the filing Lipid Sciences, Inc. of a petition under Chapter 7 of the Bankruptcy Code.

Very truly, /s/ S. Lewis Meyer, Ph.D. S. Lewis Meyer, Ph.D.

Date: October 1, 2008